UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

SEC File Number:  000-54007
CUSIP Number: 20452J 10 9

(Check one):
☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR
For Period Ended:  September 30, 2011

☐ Transition Report on Form 10-K	☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not applicable.

PART I - REGISTRANT INFORMATION

Compliance Systems Corporation
Full Name of Registrant

780 New York Avenue - Suite A
Huntington, New York 11743
Address of Principal Executive Office

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Prior to the end of its most recently completed fiscal year, the registrant divested itself of substantially all of its assets in connection with the satisfaction of the registrant’s obligations due a secured creditor.  In connection with such divesture, the registrant’s then chief executive officer ceased to be employed by the registrant, leaving the registrant with only one executive officer.  Such remaining executive officer has devoted his time to indentifying viable companies and businesses with which the registrant may enter into a merger transaction in order to increase shareholder values.  To date, no viable target has been identified and no assurance can be given by the registrant that a viable target will be identified and such target would be willing to enter into a merger transaction on terms advantageous to the registrant and the shareholders of the registrant.   The time devoted to searching for a viable merger transaction candidate has caused the registrant’s remaining management to be unable to devote the time necessary for the timely filing of the registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011.   Accordingly, the registrant is unable to file the subject Form 10-Q on a timely basis without unreasonable effort and expense.

PART IV - OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification:
Barry Brookstein	516	656-4197
(Name)	(Area Code)	(Telephone Number)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  ☒  Yes     ☐  No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☒  Yes     ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates reporting a net loss of approximately $117,000 on no revenues for the fiscal quarter ended September 30, 2011, as compared to a net loss of $486,047 on no revenues for the fiscal quarter ended September 30, 2010.  The quarter ended September 30, 2010 includes a loss from discontinued operations of $128,101.  The registrant anticipates reporting a net loss of approximately $432,000 on no revenues for the nine months ended September 30, 2011, as compared to a net loss of $1,719,066 on no revenues for the nine months ended September 30, 2010.  The nine month period ended September 30, 2010 includes a loss from discontinued operations of $717,281.  Results for the three and nine months ended September 30, 2011 remain subject to further adjustment.

Compliance Systems Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 11, 2011	Compliance Systems Corporation

	By:	/s/ Barry M. Brookstein
Barry M. Brookstein
Chief Financial Officer